

October 20, 2021

Murray Goldenberg
Chief Executive Officer
Triad Pro Innovators, Inc.
8275 S. Eastern Ave.
Las Vegas, NV 89123

> **Re: Triad Pro Innovators, Inc.**
>   **Post-Qualification Amendment No. 1 on Form 1-A**
>   **Filed September 24, 2021**
>   **File No. 024-11506**

Dear Mr. Goldenberg:

   We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 on Form 1-A filed September 24, 2021

Financial Statements, page F-1

1.   Please update the financial statements, and other relevant portions of your filing including your Management Discussion and Analysis of Financial Condition and Results of Operations, to provide interim financial statements. Refer to Form 1-A Part F/S (b)(3) through (5).

Exhibits

2.   The subscription agreement (exhibit 4.1) should reflect the current terms of the offering. Please update and file as an exhibit a new subscription agreement to reflect the changes in this offering.

3.   We note that the opinion of counsel filed as exhibit 12.1 to your amended Offering Statement on Form 1-A filed on June 23, 2021 opined on the sale of a maximum of

100,000,000 units. However, we note that this post-qualification amendment increases the volume of securities being offered. Please have counsel update the legality opinion to opine on the sale of a maximum of 250,000,000 units.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Dolkart Jr., Esq.